Exhibit 99.1

Navios Maritime Partners L.P.

Secures Unitholder Approval and Completes Acquisition

of

Navios Maritime Acquisition Corporation

MONACO, October 15, 2021 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo and tanker vessels, announced that it completed the acquisition of Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA).

Angeliki Frangou, Chairwoman and Chief Executive Officer, stated, “We are pleased with this transformative transaction through which we created the largest U.S. publicly-listed shipping company with 15 vessel types diversified across three segments, servicing more than 10 end markets. About one-third of our fleet will be in each of the dry bulk, containership and tanker segment. We believe that this combination should result in a stronger, more resilient entity, mitigating sector specific cyclicality, and enabling us to capitalize on opportunities throughout the industry and provide even returns to our stakeholders across cycles.”

Merger Transaction Highlights

In the merger, each outstanding common share of Navios Acquisition (other than shares held by Navios Partners) was exchanged for 0.1275 of a common unit of Navios Partners, with Navios Partners issuing a total of approximately 3.4 million common units to the Navios Acquisition shareholders in the transaction. As a result of the merger, Navios Acquisition’s common shares were no longer listed for trading on NYSE.

Benefits of Combination

The Transaction:

•

Creates the #1 largest U.S. publicly-listed shipping company, with over 140 vessels aggregating approximately 15 million deadweight tons operating in three segments through 15 different vessel types and serving more than 10 end markets.

•	Scales operations with trades across all sizes with about one-third of its vessels operating in each of the three segments.

•	Achieves diversification to mitigate idiosyncratic segment volatility as operational segments are driven by unique fundamentals.

•	Optimizes strategy allowing management to take advantage of opportunities within each sector, such as by calibrating charter term based upon segment opportunity.

•	Realizes annual cost reductions.

•

Maintains significant financial flexibility with a combined modest leverage ratio of approximately 35%, based upon the average of publicly available broker reports as of August 20, 2021, and a large collateral value base for refinancing debt maturities.

•	Enhances credit profile by increasing cash retention to support growth and continued deleveraging.

•	Grows equity market capitalization and depth in share trading to offer an attractive fundamental investment opportunity to investors seeking exposure to global economy.

•	Maintains and ultimately grows returns to unitholders of the combined company.

•	Provides Navios Acquisition’s shareholders the opportunity to continue to participate in the combined company and avail themselves of market upside.

Advisors

Latham & Watkins LLP acted as legal advisor and Pareto Securities AS acted as financial advisor to the Special Committee of Navios Acquisition. Thompson Hine LLP acted as legal advisor to Navios Acquisition. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and Jefferies LLC and S. Goldman Advisors LLC acted as financial advisors to Navios Partners.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is an international owner and operator of dry cargo and tanker vessels. For more information, please visit the Company’s website: www.navios-mlp.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the transaction involving Navios Partners and Navios Acquisition, including statements as to the effects of the transaction and statements relating to Navios Partners’ future success. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of Navios Partners and Navios Acquisition as well as assumptions made by and information currently available to Navios Partners and Navios Acquisition. Such statements reflect the current views of Navios Partners and Navios Acquisition with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about Navios Partners and Navios Acquisition, including, without limitation, (i) potential adverse effects or changes to relationships with customers or other parties resulting from the completion of the proposed transaction, (ii) possible disruptions from the transaction that could harm Navios Partners and Navios Acquisition respective businesses, including current plans and operations, (iii) unexpected costs, charges or expenses resulting from the proposed transaction, (iv) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected cost savings and other benefits expected from the proposed transaction will not be realized or will not be realized within the expected time period, and (v) the unknown future impact of the COVID-19 pandemic on Navios Partners and Navios Acquisition’s operations or operating expenses. More details about these and other risks that may impact Navios Partners and Navios Acquisition respective businesses are described under the heading “Risk Factors” in the reports Navios Partners and Navios Acquisition file with or furnish to the SEC, including their respective Annual Reports on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. Navios Partners cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Navios Partners does not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com